COMMISSION FILE NO. 1-496
- - ------------------------------------------------------------------------------






                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D. C. 20549





                                       FORM 11-K

                                     ANNUAL REPORT





                           PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934





                      For the Fiscal Year Ended December 31, 1993




                                  Title of the plan:
                                  ------------------

                   HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                  Issuer of the securities held pursuant to the plan:
                  ---------------------------------------------------


                                 HERCULES INCORPORATED
                                    Hercules Plaza
                               1313 North Market Street
                              Wilmington, Delaware 19894

                   HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
                   -------------------------------------------------



                                 FINANCIAL STATEMENTS
                                 --------------------



                   STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY
                              December 31, 1993 and 1992



                    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     Years ended December 31, 1993, 1992 and 1991




                                          For



                                     ANNUAL REPORT

                                       FORM 11-K

                                             HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                                              STATEMENT OF ASSETS, LIABILITIES AND PLAN EQUITY
                                                             December 31, 1993
                            Hercules
                          Incorporated    Blended                                Fidelity
                             Common    Interest Rate    Equity       Balanced    Magellan        Gov't        Loan
                              Stock     Savings Fund     Fund       Asset Fund     Fund        Bond Fund      Fund        Total
Assets
Investments               $128,716,516a $314,751,911 $39,187,215b   $2,256,518c $17,040,260d  $4,936,156e $18,983,525f $525,872,101
Receivable from Company        211,067     2,045,828     121,335        14,521    1,087,124       16,188            0     3,496,063
Cash                         1,004,363     6,609,727     668,632        98,121    1,682,135       83,113      298,226    10,444,317
                          ------------  ------------ -----------     ---------  -----------   ----------  -----------  ------------
   Total Assets           $129,931,946  $323,407,466 $39,977,182    $2,369,160  $19,809,519   $5,035,457  $19,281,751  $539,812,481
                          ============  ============ ===========    ==========  ===========   ==========  ===========  ============
Liabilities & Equity
Liability for Withdrawals $    176,356  $  2,941,673 $   524,319    $    1,198 $    83,200   $   21,868  $   821,576  $  4,570,190
Advances from Company          344,641       894,984      19,880        13,330     864,745            0            0     2,137,580
Plan Equity                129,410,949   319,570,809  39,432,983     2,354,632  18,861,574    5,013,589   18,460,175   533,104,711
                          ------------  ------------ -----------    ---------- -----------   ----------  -----------  ------------
   Total Liabilities
      & Equity            $129,931,946  $323,407,466 $39,977,182    $2,369,160 $19,809,519   $5,035,457  $19,281,751  $539,812,481
                          ============  ============ ===========    ========== ===========   ==========  ===========  ============
                                                             December 31, 1992

                                                       Hercules      Blended
                                                     Incorporated Interest Rate                 Money
                                                        Common       Savings      Equity       Market        Loan
                                                         Stock        Fund         Fund         Fund         Fund         Total
Assets
Investments                                         $86,233,376a $269,293,626 $32,427,862b   $4,887,439 $15,700,444e $408,542,747
Receivable from Company                                 198,013       134,441     241,445       182,102           0       756,001
Cash                                                    760,393     5,351,338      21,498        13,752     382,416     6,529,397
                                                    -----------  ------------ -----------    ---------- -----------  ------------
  Total Assets                                      $87,191,782  $274,779,405 $32,690,805    $5,083,293 $16,082,860  $415,828,145
                                                    ===========  ============ ===========    ========== ===========  ============
Liabilities and Equity
Liability for Withdrawals                           $   892,474  $  2,813,147 $   225,403    $        0 $ 1,117,778  $  5,110,466
Advances from Company                                   247,587        89,070      26,699        61,664           0       363,356
Plan Equity                                          86,051,721   271,877,188  32,438,703     5,021,629  14,965,082   410,354,323
                                                    -----------  ------------ -----------    ---------- -----------  ------------
  Total Liability and Equity                        $87,191,782  $274,779,405 $32,690,805    $5,083,293 $16,082,860  $415,828,145
                                                    ===========  ============ ===========    ========== ===========  ============

(a)  At fair value.  Cost:  1993, $50,450,910; 1992, $55,619,128.  Shares:  1993, 1,134,066; 1992, 1,358,006.
(b)  At fair value.  Cost:  1993, $30,764,416; 1992, $27,180,631.
(c)  At fair value.  Cost:  1993, $2,249,488.
(d)  At fair value.  Cost:  1993, $16,798,135.
(e)  At fair value.  Cost:  1993, $4,817,017.
(f)  Represents loans to plan participants.

                                  The accompanying notes are an integral part of the financial statements.

                                             HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                                               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                        Year Ended December 31, 1993
                           Hercules
                         Incorporated    Blended                                Fidelity
                            Common    Interest Rate    Equity       Balanced    Magellan        Gov't        Loan
                             Stock     Savings Fund     Fund       Asset Fund     Fund        Bond Fund      Fund         Total
Contributions:
  Participating Employees $  1,556,211 $ 18,518,991  $ 4,114,550   $  145,163  $ 1,118,723   $  643,499  $         0  $ 26,097,137
  Company Contributions     10,906,326            0            0            0            0            0            0  $ 10,906,326
                          ------------ ------------  -----------   ----------  -----------   ----------  -----------  ------------
                          $ 12,462,537 $ 18,518,991  $ 4,114,550   $  145,163  $ 1,118,723   $  643,499  $         0  $ 37,003,463
Interplan Transfers          1,064,589   23,299,237    2,096,507            0    4,051,278        6,260    1,546,388    32,064,259
Investment Income:
  Cash Dividends             2,907,669            0            0       13,330    1,089,151            0            0     4,010,150
  Interest                      48,612   22,000,435       10,102        1,806        7,053       68,460    1,506,651    23,643,119
Change in Market Value      62,819,424            0    3,673,129       22,270      266,814      121,165            0    66,902,802
                          ------------ ------------  -----------   ----------  -----------   ----------  -----------  ------------
  Total                   $ 79,302,831 $ 63,818,663  $ 9,894,288   $  182,569  $ 6,533,019   $  839,384  $ 3,053,039  $163,623,793
Withdrawals                (7,336,948) (28,698,002)  (3,136,274)     (36,837)    (252,772)    (827,037)    (585,535)  (40,873,405)
Interfund Transfers       (28,606,655)   12,572,960      236,266    2,208,900   12,581,327     (20,387)    1,027,589             0
                          ------------ ------------  -----------   ----------  -----------   ----------  -----------  ------------
Change in Plan Equity       43,359,228   47,693,621    6,994,280    2,354,632   18,861,574      (8,040)    3,495,093   122,750,388
Plan Equity, Dec. 31, 1992  86,051,721  271,877,188   32,438,703            0            0    5,021,629   14,965,082   410,354,323
                          ------------ ------------  -----------   ----------  -----------   ----------  -----------  ------------
Plan Equity, Dec. 31, 1993$129,410,949 $319,570,809  $39,432,983   $2,354,632  $18,861,574   $5,013,589  $18,460,175  $533,104,711
                          ============ ============  ===========   ==========  ===========   ==========  ===========  ============

                                                        Year Ended December 31, 1992

                                             Hercules        Blended
                                           Incorporated   Interest Rate                     Money
                                              Common         Savings        Equity         Market          Loan
                                               Stock          Fund           Fund           Fund           Fund           Total
                                           ------------   ------------      ------         ------          ----           -----
Contributions:
  Participating Employees                   $ 3,884,619  $ 18,406,755     $ 3,644,561    $  728,073     $         0  $ 26,664,008
  Company Contributions                       8,089,385             0               0             0               0     8,089,385
                                            -----------  ------------     -----------    ----------     -----------  ------------
                                             11,974,004    18,406,755       3,644,561       728,073               0    34,753,393
Interplan Transfers                           1,035,945     2,648,253         193,977        39,055               0     3,917,230
Investment Income:
  Cash Dividends                              3,164,811             0               0             0               0     3,164,811
  Interest                                       24,008    21,753,986           7,007       193,879       1,685,993    23,664,873
Change in Market Value                       19,170,423             0       2,391,045             0               0    21,561,468
                                            -----------   -----------     -----------    ----------      ----------  ------------
     Total                                   35,369,191    42,808,994       6,236,590       961,007       1,685,993    87,061,775
Withdrawals                                (10,875,911)  (41,035,198)     (4,421,739)     (928,257)     (1,688,989)  (58,950,094)
Interfund Transfers                        (19,820,025)    16,305,837       1,870,909     (222,701)       1,865,980             0
                                           ------------  ------------     -----------    ----------     -----------  ------------
Change in Plan Equity                         4,673,255    18,079,633       3,685,760     (189,951)       1,862,984    28,111,681
Plan Equity, December 31, 1991               81,378,466   253,797,555      28,752,943     5,211,580      13,102,098   382,242,642
                                            -----------  ------------     -----------    ----------     -----------  ------------
Plan Equity, December 31, 1992              $86,051,721  $271,877,188     $32,438,703    $5,021,629     $14,965,082  $410,354,323
                                            ===========  ============     ===========    ==========     ===========  ============

                                  The accompanying notes are an integral part of the financial statements.

                                             HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY (cont'd)
                                                        Year Ended December 31, 1991
                                             Hercules        Blended
                                           Incorporated   Interest Rate                     Money
                                              Common         Savings        Equity         Market          Loan
                                               Stock          Fund           Fund           Fund           Fund           Total
                                           ------------   ------------      ------         ------          ----           -----
Contributions:
  Participating Employees                   $ 3,405,852  $ 19,843,861     $ 3,202,402    $  871,370     $            $ 27,323,485
  Company Contributions                       9,752,650                                                                 9,752,650
                                            -----------  ------------     -----------    ----------     -----------  ------------
                                             13,158,502    19,843,861       3,202,402                                  37,076,135
Interplan Transfers                             446,454     1,408,906          99,654       871,370                     1,986,353
Investment Income:                                                                           31,339
  Cash Dividends                              3,928,168                                                                 3,928,168
  Interest                                       61,480    21,252,036         188,052       264,535         987,003    22,753,106
Change in Market Value                       28,667,636                     5,346,341                      (20,137)    33,993,840
                                            -----------   -----------     -----------    ----------     -----------   -----------
     Total                                   46,262,240    42,504,803       8,836,449     1,167,244         966,866    99,737,602
Withdrawals                                 (8,045,683)  (34,580,846)     (3,091,202)     (582,974)     (1,152,058)  (47,452,763)
Interfund Transfers                        (17,859,575)    10,669,739       4,172,511       539,804       2,477,521
                                           ------------  ------------     -----------    ----------     -----------  ------------
Change in Plan Equity                        20,356,982    18,593,696       9,917,758     1,124,074       2,292,329    52,284,839
Plan Equity, December 31, 1990               61,021,484   235,203,859      18,835,185     4,087,506      10,809,769   329,957,803
                                           ------------  ------------     -----------    ----------     -----------  ------------
Plan Equity, December 31, 1991              $81,378,466  $253,797,555     $28,752,943    $5,211,580     $13,102,098  $382,242,642
                                            ===========  ============     ===========    ==========     ===========  ============

                                  The accompanying notes are an integral part of the financial statements.

                             NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies
     Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest which is equivalent to fair value. The market value of the Equity Fund, the Balanced Asset Fund, the Government Bond Fund and the Fidelity Magellan Fund is based on the fair value of the underlying securities held by the fund.
     The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested. The liability for such withdrawals is reflected in the financial statements on the Optional Valuation Date.
     The Plan presents in the statement of income and changes in plan equity the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.
     The unrealized appreciation (depreciation) for all investments at December 31, 1993, December 31, 1992, December 31, 1991, and January 1, 1991 was $87,056,699, $35,861,479, $22,458,111 and $(9,439,952), respectively.

2.   Investment Program
     At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the following, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.
     During May 1993, the Money Market Fund was eliminated and a U.S. Government Bond Fund, a Balanced Asset Management Fund and a Long-Term Capital Appreciation (Fidelity Magellan) Fund were added as investment media under the Plan. Participants with balances in the Money Market Fund were provided the option to transfer their balances to other investment funds or have their balances automatically transferred to the new U.S. Government Bond Fund.
     The following investment medium are available under the Savings and Investment Plan.
     1. Hercules Incorporated Common Stock.
     2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1993, the blended yield of these contracts was approximately 7.6%.
     3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.
     4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits.
     5. Balanced Asset Management Fund, which invests in a managed portfolio of stocks, bonds and money market instruments.
     6. Fidelity Magellan Fund is a Long-Term Capital Appreciation (Fidelity) Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.
        The Company contribution, as defined in the Plan, is equal to 50% of that portion of the participants' contribution which does not exceed 6% of earnings or base pay and must be invested in common stock of Hercules Incorporated.
        There were 8,227 participants at December 31, 1993 who participated in one or more of the six investment media. At December 31, 1993 the number of participants selecting each of the investment media for their contributions was as follows:

     Hercules Incorporated Common Stock . . . .   2,020
     Blended Interest Rate Savings Fund . . . .   6,536
     Equity Fund. . . . . . . . . . . . . . . .   1,803
     Balanced Asset Fund. . . . . . . . . . . .     232
     Fidelity Magellan Fund . . . . . . . . . .     875
     Government Bond Fund . . . . . . . . . . .     480

3.   Interplan Transfers
     Interplan transfers represent transfers from acquired company plans and the Hercules Incorporated Employee Savings Plan and rollovers of new employees' distributions from defined contribution plans.

     Effective January 1, 1993, the net assets of the Capital Accumulation
Plan (approximately $31mm) of the Aqualon Company (a wholly-owned subsidiary of Hercules Incorporated) were transferred to the Hercules Incorporated Savings and Investment Plan. Participant's benefits under the plan were substantially unaffected by the transfer of net assets.

4.   Tax Status
     The United States Treasury Department advised on February 17, 1987, that the Plan as amended through January 1, 1985 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.
     The Federal Income Tax status of the employee is covered under the caption "Federal Tax Aspects" of the Summary Plan Description dated November 1, 1990 and supplemented by periodic benefit updates.

5.   Investments
     Investments that represent five percent or more of Plan Equity at December 31, 1993 or 1992 are as follows:

                                                      1993          1992
                                                      ----          ----
     Hercules Incorporated Common Stock          $128,716,516   $86,233,376

     Bankers Trust Equity Index Fund             $ 39,187,215   $32,427,862

     Group Annuity Contract with Peoples
       Life Insurance Company (#BDA 00002TR)     $ 44,473,712   $42,619,266

     Group Annuity Contract with Provident Life and
       Accident Insurance Company (#630-05537)   $ 29,567,082            --

     Group Annuity Contract with Travelers
       Insurance Company (#15135), 9.3%, 6/30/92           --   $28,989,122

     Group Annuity Contract with Aetna Life
       Insurance Company (#13762), 9.2%, 4/30/97           --   $20,718,588

                           REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

  We have audited the accompanying statements of assets, liabilities and plan equity of Hercules Incorporated Savings and Investment Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hercules Incorporated Savings and Investment Plan as of December 31, 1993 and 1992, and its income and changes in plan equity for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



2400 Eleven Penn Center                                     Coopers & Lybrand
Philadelphia, Pennsylvania  19103
June 20, 1994

                                      SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                            HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN





                            -------------------------------------------------
                                         H. Eugene McBrayer, Chairman
                                  Finance Committee, Hercules Incorporated,
                                               Plan Administrator



Date:  June 20, 1994

                                     EXHIBIT INDEX

  Number         Description

     1         Consent of Independent Accountants.

Exhibit 1.   CONSENT OF INDEPENDENT ACCOUNTANTS.

     We consent to the incorporation by reference in the registration statement of Hercules Incorporated on Form S-8 (Registration No. 33-37279) of our report dated June 20, 1994 on our audits of the financial statements of Hercules Incorporated Savings and Investment Plan as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993, which report is included in this Annual Report on Form 11-K.




2400 Eleven Penn Center                                     Coopers & Lybrand
Philadelphia, Pennsylvania  19103
June 23, 1994